UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2025

Tallis Mateus Da Silva
Principal Executive Officer
Elventix Technology Corporation
1309 Coffeen Avenue Suite 1200
Sheridan, Wyoming 82801

Re: Elventix Technology Corporation
Registration Statement on Form S-1
Filed July 31, 2025
File No. 333-289122

Dear Tallis Mateus Da Silva:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please disclose prominently on the cover page and in the prospectus summary that Tallis Mateus Da Silva, your sole officer and shareholder, currently owns 100% of your common shares, will continue to own a majority of your shares after the offering and will have effective control over the company. Include a cross-reference to the related risk factor disclosure.

The Offering, page 8

2. Please revise the "Securities Offered" line item to indicate that 4,000,000 shares of common stock are being offered, as disclosed elsewhere throughout the filing.

Risk Factors, page 10

3. We note that you are an emerging growth company and a smaller reporting company. Please include disclosure to clarify that you are a smaller reporting company and provide a risk factor to disclose that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

Because our officer will only be devoting limited time to our operations..., page 15

4. You indicate that Mr. Da Silva will devote limited time to your operations, but then state that he will be devoting approximately 40 hours per week to your operations. Please clarify why you consider 40 hours per week to be insufficient time that may lead to the risks discussed.

Tallis Mateus Da Silva, our principal stockholder, beneficially owns more than 50% of our outstanding shares..., page 16

5. Please revise this risk factor to focus on the ability of Mr. Da Silva to control corporate decisions, transactions and corporate governance through his ownership and voting control and his potential conflicts of interest with other shareholders. Your disclosure regarding the company being a "controlled company" does not appear to apply to the company since the exemptions discussed apply only to companies listed on an exchange such as Nasdaq.

Our President, Director and Treasurer is a non-U.S. resident..., page 17

6. Please disclose where Mr. Da Silva is a resident and where the company's assets are located.

We intend to become subject to the reporting requirements of the Securities Exchange Act of 1934..., page 20

7. The purpose of this risk factor is not clear since you are subject to the same audit and other requirements as a reporting company under Section 15(d). Please revise or advise.

Dilution, page 22

8. Please revise your historical and pro forma net tangible book value (deficit) and related net tangible book value per share calculations to exclude your intangible assets. In addition, ensure the net tangible book value per share line items reflect per share amounts and not the net tangible book value amounts as you currently disclose, and revise the remaining line items to appropriately reflect the resulting change in net tangible book value per share after the offering and dilution per share.

Plan of Operation, page 24

9. Please expand the discussion of your plan of operations in the twelve months following completion of the offering to indicate the extent to which each level and use of proceeds will achieve the services and key features and functionalities described in the description of your business.

Liquidity and Capital Resources, page 26

10. Please revise here to include a discussion of the promissory note payable issued in exchange for the Smarterest app, including its material terms and how you intend to fund the repayment of such note. In this regard, clarify whether you intend to use any proceeds from this offering to repay such note or the funds available from the $200,000 loan with your CEO and Director.

11. You disclose that you require a minimum of $24,000 to conduct your proposed operations and pay all expenses for a minimum of one year. Please disclose the level of your proposed operations you could achieve after paying expenses.

Description of Business, page 27

12. Please describe the functionality of the Smarterest app when you purchased it and whether it was ever commercially available. Discuss the extent to which it was designed for the features and functionalities the company plans to implement.

13. We note your disclosure about users, your “customer base”, and your “target market” throughout the registration statement. We also note your disclosure that the company has no customers. Please expand your disclosure to discuss your target market and how you intend to grow such market and attract customers and users.

14. You indicate you intend to use artificial intelligence and machine learning in connection with your mobile application. Please specify whether you intend to use proprietary or third-party open-source algorithms. Include risk factor disclosure related to your intended use of artificial intelligence.

Future Plans, page 33

15. Please expand your disclosure to discuss the resources required to complete each step of your strategic business plans, as well as the challenges you anticipate in implementing your business plan.

Offices, page 35

16. The address you disclose as your business address appears to be a virtual office that provides mail forwarding services. Please clarify your disclosure and indicate where you conduct your business operations.

Directors, Executive Officers, Promoter and Control Persons, page 36

17. Please revise the biography of Mr. Da Silva so that it clearly covers his business experience for the last five years. For example, it is not clear how long he worked at Xplora Digital SL before becoming Elventix Technology's officer and director in March 2025 or whether he still works there or has any other current occupation.

Description of Securities, page 40

18. Please expand the disclosure of your common stock to discuss voting rights, dividend rights, terms of conversion, any sinking fund or redemption provisions, liquidation rights, and preemption rights. Refer to Item 202 of Regulation S-K.

Where You Can Find More Information, page 47

19. Please disclose what reports you will file with the Commission upon effectiveness of the current registration statement.

Other Expenses of Issuance and Distribution, page 59

20. You state throughout the filing that the estimated cost of this registration statement is $12,000, however, your table of estimated costs reflects expenses of $6,020. Please reconcile this apparent inconsistency. In addition, you state on page 10 that the estimated cost of this registration statement will be paid from offering proceeds, while on page 17, you state you will utilize funds from your CEO and directors to pay such expenses. Please revise. To the extent such expenses will be paid out of the proceeds of this offering, ensure your disclosures throughout reflect proceeds, net of such expenses.

Financial Statements
Note 3. Summary of Significant Accounting Policies, page F-6

21. Please revise to include a footnote disclosing the terms of the promissory note issued to Smarterest Incorporated in exchange for the Smarterest mobile app.

Note 5. Related Party Transactions, page F-6

22. You state no shareholders or directors have made a written commitment for continued support, and any advances were considered temporary and not supported by a promissory note. Please reconcile this statement with your disclosures elsewhere, including the loan agreement filed as Exhibit 10.1, whereby Mr. Da Silva has agreed to provide up to $200,000 of financial support over the next five years, as needed. Revise as necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Kathleen Krebs at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Carl P. Ranno, Esq.